

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2020

Michael Behrens
Chief Executive Officer
My Racehorse CA LLC
250 W. 1st Street, Suite 256
Claremont, CA 91711

      Re: My Racehorse CA LLC
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 16
           Filed September 22, 2020
           File No. 024-10896

Dear Mr. Behrens:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 16 to Form 1-A

Purchase Price Consideration, page 3

1.   We note that you issue gift cards, which have a cash value and are redeemable for, among other things, "consideration for the purchase of Interests." Please revise to fully describe the terms of the gift cards, including who is eligible to receive the gift cards, on what basis, how you determine the value of the of the gift cards that are issued, what consideration, if any, you receive for the gift cards, any expiration date(s) associated with the gift cards, whether the gift cards are redeemable for cash, and any other material terms of the gift cards. Please tell us how you account for gift cards, including gift card breakage, and whether gift card activity is material. Also, in the case that the gift cards are used as consideration for the purchase of Interests, please describe any differentiated pricing, or other offering related, terms.

Offering Summary
Co-Ownership Agreements; Bonuses; Kickers, page 6

2.   We note your disclosure that certain Co-Ownership Agreements may include "Kickers." Please provide additional detail on how these Kickers will operate under each applicable Series Interest and describe its effects on distributable cash for each applicable Series Interest.

Financial Statements, page 81

3.   Please revise to include the interim financial statements and related notes required by paragraghs (c), (b)(3)(B) and (b)(5) of Part F/S of Form 1-A. In this regard, while you filed a Form 1-SA on September 30, 2020, we note that Instruction III(c) of Form 1-A does not permit you to incorporate by reference in Part F/S of Form 1-A. In addition, please revise Exhibit 11.1 to address the discrepancy between the dates at the top and bottom of the auditor's consent.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Christopher Tinen